
PONTOFRIO

03 JUN -2 7:21

São Paulo, May 28 2003


03022548

Mr. Paul Dudek
Office Chief
U.S. Securities & Exchange Commission
450 Fifth Street N.W., Mail Stop 3 - 2
Washington, D.C. 20549

Ref: Globex Utilidades S.A.

Exemption: No 82-4486

SUPPL

Gentleman:

On behalf of Globex Utilidades S.A., we are enclosing a free translation of the company's first quarter 2003 earnings release.

We submit this information to you in order to maintain their exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

Sincerely,



Doris Pompeu Brasil
Thomson Financial Investor Relations
Consultant


PROCESSED
JUN 19 2003
THOMSON
FINANCIAL

Encl.

cc: *Glorinete Laurentino*
The Bank of New York

dlw 6/11



Globex Utilidades S.A.

1st Quarter 2003 Results (Controlling Company and Consolidated)

CONTACTS

Romolo Isaia
Globex Utilidades, S.A.
(+5521)2472-8520
risaia@pontofrio.com.br

Doris Pompeu
Thomson Financial Investor Relations
(+5511) 3897-6408
doris.pompeu@thomsonir.com.br

Rio de Janeiro, May 15, 2003 – Globex Utilidades S.A. – (BOVESPA: GLOB4, GLOB3; OTC: GBXPY), Brazil's largest retailer of household appliances, today announced its first quarter 2003 results. All operating and financial information on the company is expressed in Reais (R$) and is in accordance with Brazilian corporate law accounting. **All comparisons contained herein are with respect to the first quarter of 2003, except where otherwise specified.**

Sales Performance

Despite the fact of the strong growth during the first two months of 2003, the situation was reverted in March. Sales totaled R$ 574.1 million, maintaining practically stable compared to the same period in the previous year, with an average ticket price of R$ 278.73. The mix of the products sold was not significant altered, with 40% of the total represented by the white goods. Service revenues amounted to R$ 7.1 million, with the highlight being the sale of extended guarantee contracts, with a strong increase. During this period, 5,000 couples placed their Wedding Lists with our shops, representing growth of 77% over the same period of 2002.

E-Commerce (B2C and B2B)

B2C – Sales through Ponto Frio's website and its telephone sales service increased by 11.3% and totaled R$ 20.3 million, discounted at present value. This sales channel was responsible for 3.5% of total sales and has increased its share over the past few quarters. A total of some 39,000 items were sold at an average ticket price of R$ 520.83. Credit sales accounted for 74.3% of the accomplished business, with an average of 6.3 installments.

B2B – This sales channel comprises the wholesale operations conducted by Globex for small and medium-sized retailers. Sales revenues for the quarter were R$ 55.2 million, equivalent to 9.6% of the total, representing an increase of 2.6%, when compared to last year.

Gross Trading Margin

The sales margin was 21.1% over the net trading margin, representing growth of 18.7% in the gross profit of the company, which totaled R$ 95.3 million.

Operating Expenses

The operating expenses of the controlling company totaled R$ 104.5 million, with a similar growth of

the inflation during the same period. We ended the quarter with 6,522 employees.

Operations of the controlled company, Banco Investcred Unibanco S.A

Banco Investcred Unibanco S.A ended the first quarter with net income of R$ 7.3 million versus R$ 5.8 million in 1Q02. Average return on equity was 24,1%. Globex's consumer credit operations were entirely financed by Banco Investcred Unibanco S.A. and represented 63.4% of total sales with average 6.3 installments, compared with an average 5.9 installments the previous year.

Accounts receivable at the end of the quarter reached R$ 439.5 million. The bad debt provision totaled R$ 93.2 million, maintained the approach of full provisioning of contracts over 60 days past due. With this methodology, we exceed, with an additional R$ 21.4 million, the minimum required by the Brazilian Central Bank Resolution No 2,682.

Average payment delinquency during the quarter, defined as more than 180 days past due — and taking into account all collection contracts — was 7.5%, versus 7.0% in 1Q02.

Considering just the receivables classified in the A to G income brackets, average delinquency for the quarter was 6.2% versus 5.5% in 2002. The increase in payment delinquency was due to the effects of a decline in the income of the general population and due to the lengthening of credit period to costumers.

Capital Expenditures

Capital expenditures for the quarter totaled R$ 5.2 million, mainly invested in the opening and refurbishing of stores. During the quarter, the expansion plan in São Paulo State continued; three new stores in municipalities where Globex was not yet present were inaugurated. At the end of March, the group had 349 sales points containing a total 256,800 m^2 floor space.

The company's capital expenditures plan was approved by the General Shareholders' Meeting, which totaled R$40.0 million.

Earnings and Perspectives

The exam of the controlling company's financial statement shows that in 1Q03 Globex reported EBITDA equivalent to 2% of net trading revenues versus 1.5% in 1Q02. This performance was a positive result of the gross margin expansion.

Net income for 1Q03 was R$ 2.0 million compared to R$ 1.1 million in 1Q02.

The beginning of the quarter pointed to a recovery in sales, which never came about. The retail segment, especially for household appliances, was impacted by restrictive monetary policy aggravated by a decline in the population's income at levels above 5% and a domestic budget more committed to public services.

The depreciation of the dollar that occurred as of the beginning of the year and its likely impact on inflation should allow the Brazilian Central bank (BACEN) to reduce nominal interest rates and stimulate higher economic activity growth, with a beneficial impact on the durable goods segment.

The statements contained in this release relating to the outlook for the Company's business, projection of operating and financial results and with respect to its growth potential, constitute mere forecasts and were based on management's expectations in relation to the future of the Company. These expectations are highly dependent on market changes, the general economic performance of Brazil, of the industry and the international markets - being therefore subject to change.

Balance Sheet [1]

Brazilian GAAP - Corporate Law (R$ thousand)

Assets	UNCONSOLIDATED		CONSOLIDATED	
	3/31/03	3/31/02	3/31/03	3/31/02
Current Assets	**545,796**	**731,599**	**753,974**	**885,050**
Cash	8,279	14,448	8,523	14,518
Short Term Investments	253,277	395,827	237,510	335,583
Receivables	0	0	0	0
Subsidiary Banco Investcred	6,582	49,268	3,291	24,634
Customer Receivables	55,579	23,712	321,918	293,951
Allowances for bad debts	(2,757)	(18,728)	(49,345)	(56,042)
Inventories [2]	170,672	191,196	170,672	191,196
Prepayment to suppliers	0	0	0	0
Others	54,164	75,876	61,405	81,210
Non-current Assets	**427,916**	**173,245**	**430,312**	**173,520**
Short Term Investments	335,310	123,151	335,310	123,151
Escrow deposits	33,693	28,967	33,722	28,996
Income Taxes & Contribs	57,168	19,382	59,289	19,382
Tax incentives	1,743	1,743	1,989	1,989
Others	2	2	2	2
Permanent Assets	**233,488**	**221,581**	**172,061**	**166,146**
Investments				
Subsidiary Banco Investcred	62,319	55,898		
Others	307	387	731	811
Property and Equipment	170,862	162,377	171,330	162,410
Deferred Charges	0	2,919	0	2,925
Total Assets	**1,207,200**	**1,126,425**	**1,356,347**	**1,224,716**

(1) The Consolidated Balance Sheet incorporates 50% of Banco Investcred in 2002 and in 2003

(2) The purchase of goods are accounted by their present value of receiving date in the inventory

Balance Sheet (1)

Brazilian GAAP - Corporate Law (R$ thousand)

Liabilities	UNCONSOLIDATED		CONSOLIDATED	
	3/31/03	3/31/02	3/31/03	3/31/02
Current Liabilities	**180,826**	**281,967**	**326,214**	**380,258**
Accounts Payable				
Suppliers	71,878	175,366	71,878	175,366
Subsidiary Banco Investcred	4,018	24,868	2,009	12,434
Others	29,459	21,728	36,371	23,358
Financing	11,185	7,598	153,760	113,973
Taxes and Social Charges	32,374	29,141	30,207	31,836
Prov. for Employee Paid Holidays & 13th Month	15,759	13,580	15,836	13,605
Interest on equity	16,153	9,686	16,153	9,686
Non-current Liabilities	**462,777**	**296,108**	**466,536**	**296,108**
Financing (3)	342,701	238,675	342,701	238,675
Deferred Income Tax	19,749	1,576	19,749	1,576
Provision for contigencies	99,862	55,060	103,621	55,060
Others	465	797	465	797
Stockholders' Equity	**563,597**	**548,350**	**563,597**	**548,350**
Capital Stock	287,471	287,471	287,471	287,471
Capital Reserves	28,726	28,726	28,726	28,726
Income Reserves	33,936	32,147	33,936	32,147
Retained Earnings	218,236	203,348	218,236	203,348
(-) Treasury shares	(3,342)	(3,342)	(3,342)	(3,342)
Mark-to-market of securities and derivatives	(1,430)	0	(1,430)	0
Total Liabilities	**1,207,200**	**1,126,425**	**1,356,347**	**1,224,716**

(3) The Euronotes were reclassified to non-current liabilities owing to next due date will occur on December, 2004

Profit and Loss Statement[4] - 1st Quarter

Brazilian GAAP (R$ thousand)	UNCONSOLIDATED		CONSOLIDATED	
	1Q 03	1Q 02	1Q 03	1Q 02
Sales Revenue	**574,114**	**579,040**	**574,114**	**579,040**
Sales Taxes	122,567	116,382	122,567	116,382
Net Sale	**451,547**	**462,658**	**451,547**	**462,658**
Cost of Sales	356,232	382,323	356,232	382,323
Gross Profit	**95,315**	**80,335**	**95,315**	**80,335**
Net Services Fees	**7,096**	**8,073**	**7,096**	**8,073**
Operational Expenses	**104,528**	**88,851**	**114,698**	**99,079**
Selling Expenses	76,099	67,218	81,181	74,713
Administrative Expenses	28,429	21,633	33,517	24,366
Revenue from Credit Ops	**6,732**	**5,166**	**49,568**	**41,745**
Loss from Credit Ops	**1,283**	**3,856**	**15,676**	**14,910**
Operational Profit	**3,332**	**867**	**21,605**	**16,164**
Financial Revenues	11,495	18,008	10,489	15,125
Financial Expenses	17,400	20,986	29,171	27,439
Equity - Banco Investcred	3,668	2,890		
Income (Loss) before Taxes	**1,095**	**779**	**2,923**	**3,850**
Provisions for Taxes	(930)	(354)	898	2,717
Net (Loss) Income	**2,025**	**1,133**	**2,025**	**1,133**

Highlights	UNCONSOLIDATED		CONSOLIDATED	
	1Q 03	1Q 02	1Q 03	1Q 02
Gross Margin	*21.10%*	*17.40%*	*21.10%*	*17.40%*
Operational Expenses	*23.2%*	*19.2%*	*25.4%*	*21.4%*
Ebitda Margin	*2.0%*	*1.5%*	*6.1%*	*4.8%*
Number of stores	349	348	349	348
Net Earnings per share R$	0.025	0.013	0.025	0.013
Number of shares (x 1,000)	89,758	89,758	89,758	89,758

(4) The consolidated Profit and Loss Statement includes 50% of revenues and expenses of Banco Investcred Unibanco S.A.



São Paulo, May 28 2003

Mr. Paul Dudek
Office Chief
U.S. Securities & Exchange Commission
450 Fifth Street N.W., Mail Stop 3 - 2
Washington, D.C. 20549

Ref: Globex Utilidades S.A.

Exemption: No 82-4486

Gentleman:

On behalf of Globex Utilidades S.A., we are enclosing a free translation of the company's first quarter 2003 earnings release.

We submit this information to you in order to maintain their exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

Sincerely,

Doris Brasil

Doris Pompeu Brasil
Thomson Financial Investor Relations
Consultant

Encl.

cc: *Glorinete Laurentino*
The Bank of New York

Globex Utilidades S.A.

1st Quarter 2003 Results
(Controlling Company and Consolidated)

CONTACTS
Romolo Isaia
Globex Utilidades, S.A.
(+5521)2472-8520
risaia@pontofrio.com.br

Doris Pompeu
Thomson Financial Investor Relations
(+5511) 3897-6408
doris.pompeu@thomsonir.com.br

Rio de Janeiro, May 15, 2003 – Globex Utilidades S.A. – (BOVESPA: GLOB4, GLOB3; OTC: GBXPY), Brazil's largest retailer of household appliances, today announced its first quarter 2003 results. All operating and financial information on the company is expressed in Reais (R$) and is in accordance with Brazilian corporate law accounting. **All comparisons contained herein are with respect to the first quarter of 2003, except where otherwise specified.**

Sales Performance

Despite the fact of the strong growth during the first two months of 2003, the situation was reverted in March. Sales totaled R$ 574.1 million, maintaining practically stable compared to the same period in the previous year, with an average ticket price of R$ 278.73. The mix of the products sold was not significant altered, with 40% of the total represented by the white goods. Service revenues amounted to R$ 7.1 million, with the highlight being the sale of extended guarantee contracts, with a strong increase. During this period, 5,000 couples placed their Wedding Lists with our shops, representing growth of 77% over the same period of 2002.

E-Commerce (B2C and B2B)

B2C – Sales through Ponto Frio's website and its telephone sales service increased by 11.3% and totaled R$ 20.3 million, discounted at present value. This sales channel was responsible for 3.5% of total sales and has increased its share over the past few quarters. A total of some 39,000 items were sold at an average ticket price of R$ 520.83. Credit sales accounted for 74.3% of the accomplished business, with an average of 6.3 installments.

B2B – This sales channel comprises the wholesale operations conducted by Globex for small and medium-sized retailers. Sales revenues for the quarter were R$ 55.2 million, equivalent to 9.6% of the total, representing an increase of 2.6%, when compared to last year.

Gross Trading Margin

The sales margin was 21.1% over the net trading margin, representing growth of 18.7% in the gross profit of the company, which totaled R$ 95.3 million.

Operating Expenses

The operating expenses of the controlling company totaled R$ 104.5 million, with a similar growth of

the inflation during the same period. We ended the quarter with 6,522 employees.

Operations of the controlled company, Banco Investcred Unibanco S.A

Banco Investcred Unibanco S.A ended the first quarter with net income of R$ 7.3 million versus R$ 5.8 million in 1Q02. Average return on equity was 24,1%. Globex's consumer credit operations were entirely financed by Banco Investcred Unibanco S.A. and represented 63.4% of total sales with average 6.3 installments, compared with an average 5.9 installments the previous year.

Accounts receivable at the end of the quarter reached R$ 439.5 million. The bad debt provision totaled R$ 93.2 million, maintained the approach of full provisioning of contracts over 60 days past due. With this methodology, we exceed, with an additional R$ 21.4 million, the minimum required by the Brazilian Central Bank Resolution No 2,682.

Average payment delinquency during the quarter, defined as more than 180 days past due — and taking into account all collection contracts — was 7.5%, versus 7.0% in 1Q02.

Considering just the receivables classified in the A to G income brackets, average delinquency for the quarter was 6.2% versus 5.5% in 2002. The increase in payment delinquency was due to the effects of a decline in the income of the general population and due to the lengthening of credit period to costumers.

Capital Expenditures

Capital expenditures for the quarter totaled R$ 5.2 million, mainly invested in the opening and refurbishing of stores. During the quarter, the expansion plan in São Paulo State continued; three new stores in municipalities where Globex was not yet present were inaugurated. At the end of March, the group had 349 sales points containing a total 256,800 m^2 floor space.

The company's capital expenditures plan was approved by the General Shareholders' Meeting, which totaled R$40.0 million.

Earnings and Perspectives

The exam of the controlling company's financial statement shows that in 1Q03 Globex reported EBITDA equivalent to 2% of net trading revenues versus 1.5% in 1Q02. This performance was a positive result of the gross margin expansion.

Net income for 1Q03 was R$ 2.0 million compared to R$ 1.1 million in 1Q02.

The beginning of the quarter pointed to a recovery in sales, which never came about. The retail segment, especially for household appliances, was impacted by restrictive monetary policy aggravated by a decline in the population's income at levels above 5% and a domestic budget more committed to public services.

The depreciation of the dollar that occurred as of the beginning of the year and its likely impact on inflation should allow the Brazilian Central bank (BACEN) to reduce nominal interest rates and stimulate higher economic activity growth, with a beneficial impact on the durable goods segment.

The statements contained in this release relating to the outlook for the Company's business, projection of operating and financial results and with respect to its growth potential, constitute mere forecasts and were based on management's expectations in relation to the future of the Company. These expectations are highly dependent on market changes, the general economic performance of Brazil, of the industry and the international markets - being therefore subject to change.

Balance Sheet [(1)]

Brazilian GAAP - Corporate Law (R$ thousand)

Assets	UNCONSOLIDATED		CONSOLIDATED	
	3/31/03	3/31/02	3/31/03	3/31/02
Current Assets	**545,796**	**731,599**	**753,974**	**885,050**
Cash	8,279	14,448	8,523	14,518
Short Term Investments	253,277	395,827	237,510	335,583
Receivables	0	0	0	0
Subsidiary Banco Investcred	6,582	49,268	3,291	24,634
Customer Receivables	55,579	23,712	321,918	293,951
Allowances for bad debts	(2,757)	(18,728)	(49,345)	(56,042)
Inventories [(2)]	170,672	191,196	170,672	191,196
Prepayment to suppliers	0	0	0	0
Others	54,164	75,876	61,405	81,210
Non-current Assets	**427,916**	**173,245**	**430,312**	**173,520**
Short Term Investments	335,310	123,151	335,310	123,151
Escrow deposits	33,693	28,967	33,722	28,996
Income Taxes & Contribs	57,168	19,382	59,289	19,382
Tax incentives	1,743	1,743	1,989	1,989
Others	2	2	2	2
Permanent Assets	**233,488**	**221,581**	**172,061**	**166,146**
Investments				
Subsidiary Banco Investcred	62,319	55,898		
Others	307	387	731	811
Property and Equipment	170,862	162,377	171,330	162,410
Deferred Charges	0	2,919	0	2,925
Total Assets	**1,207,200**	**1,126,425**	**1,356,347**	**1,224,716**

(1) The Consolidated Balance Sheet incorporates 50% of Banco Investcred in 2002 and in 2003

(2) The purchase of goods are accounted by their present value of receiving date in the inventory

PONTOFRIO

Balance Sheet (1)

Brazilian GAAP - Corporate Law (R$ thousand)

Liabilities	UNCONSOLIDATED		CONSOLIDATED	
	3/31/03	3/31/02	3/31/03	3/31/02
Current Liabilities	**180,826**	**281,967**	**326,214**	**380,258**
Accounts Payable				
Suppliers	71,878	175,366	71,878	175,366
Subsidiary Banco Investcred	4,018	24,868	2,009	12,434
Others	29,459	21,728	36,371	23,358
Financing	11,185	7,598	153,760	113,973
Taxes and Social Charges	32,374	29,141	30,207	31,836
Prov. for Employee Paid Holidays & 13th Month	15,759	13,580	15,836	13,605
Interest on equity	16,153	9,686	16,153	9,686
Non-current Liabilities	**462,777**	**296,108**	**466,536**	**296,108**
Financing (3)	342,701	238,675	342,701	238,675
Deferred Income Tax	19,749	1,576	19,749	1,576
Provision for contigencies	99,862	55,060	103,621	55,060
Others	465	797	465	797
Stockholders' Equity	**563,597**	**548,350**	**563,597**	**548,350**
Capital Stock	287,471	287,471	287,471	287,471
Capital Reserves	28,726	28,726	28,726	28,726
Income Reserves	33,936	32,147	33,936	32,147
Retained Earnings	218,236	203,348	218,236	203,348
(-) Treasury shares	(3,342)	(3,342)	(3,342)	(3,342)
Mark-to-market of securities and derivatives	(1,430)	0	(1,430)	0
Total Liabilities	**1,207,200**	**1,126,425**	**1,356,347**	**1,224,716**

(3) The Euronotes were reclassified to non-current liabilities owing to next due date will occur on December, 2004

Profit and Loss Statement(4) - 1st Quarter

Brazilian GAAP (R$ thousand)	UNCONSOLIDATED		CONSOLIDATED	
	1Q 03	1Q 02	1Q 03	1Q 02
Sales Revenue	**574,114**	**579,040**	**574,114**	**579,040**
Sales Taxes	122,567	116,382	122,567	116,382
Net Sale	**451,547**	**462,658**	**451,547**	**462,658**
Cost of Sales	356,232	382,323	356,232	382,323
Gross Profit	**95,315**	**80,335**	**95,315**	**80,335**
Net Services Fees	**7,096**	**8,073**	**7,096**	**8,073**
Operational Expenses	**104,528**	**88,851**	**114,698**	**99,079**
Selling Expenses	76,099	67,218	81,181	74,713
Administrative Expenses	28,429	21,633	33,517	24,366
Revenue from Credit Ops	**6,732**	**5,166**	**49,568**	**41,745**
Loss from Credit Ops	**1,283**	**3,856**	**15,676**	**14,910**
Operational Profit	**3,332**	**867**	**21,605**	**16,164**
Financial Revenues	11,495	18,008	10,489	15,125
Financial Expenses	17,400	20,986	29,171	27,439
Equity - Banco Investcred	3,668	2,890		
Income (Loss) before Taxes	**1,095**	**779**	**2,923**	**3,850**
Provisions for Taxes	(930)	(354)	898	2,717
Net (Loss) Income	**2,025**	**1,133**	**2,025**	**1,133**

Highlights	UNCONSOLIDATED		CONSOLIDATED	
	1Q 03	1Q 02	1Q 03	1Q 02
Gross Margin	*21.10%*	*17.40%*	*21.10%*	*17.40%*
Operational Expenses	*23.2%*	*19.2%*	*25.4%*	*21.4%*
Ebitda Margin	*2.0%*	*1.5%*	*6.1%*	*4.8%*
Number of stores	349	348	349	348
Net Earnings per share R$	0.025	0.013	0.025	0.013
Number of shares (x 1,000)	89,758	89,758	89,758	89,758

(4) The consolidated Profit and Loss Statement includes 50% of revenues and expenses of Banco Investcred Unibanco S.A.